Exhibit (a)(22)

i2 TECHNOLOGIES, INC.

ADDENDUM FOR EMPLOYEES IN THE NETHERLANDS

ELECTION TO TAX AT EXERCISE/SAME DAY SALE

In order to defer the taxation of you New Option Grant to the date of exercise, the New Option Grant will be conditioned on your execution of an election form and/or your agreement to exercise your New Option through a same day sale mechanism pursuant to which you will be required to sell all the purchased shares through a designated broker.

Material Tax Consequences

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of the Netherlands. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. It is not clear whether the exchange of any option for a New Option Grant could be a taxable event.

Taxation of Returned Option. If the option you return for exchange was subject to tax at vesting and you participate in the Offer, you will not be entitled to a refund of any taxes paid or due.

New Option Grant. You will be subject to tax on the portion of the New Option Grant that is vested upon grant. You will not be subject to tax upon any part of the New Option Grant that is subject to vesting restrictions.

Vesting of New Option Grant. You should not be subject to tax at vesting provided you make a valid election to be taxed at exercise.

Exercise of New Option Grant. When you exercise the New Option Grant, you will recognize taxable income in an amount equal to the difference between the fair market value of the shares on date of exercise and the exercise price paid for such shares. You will be subject to all tax withholding and reporting requirements applicable to the exercise of the option.

Sale of Shares. When you sell the shares, you will not in general be subject to any additional tax.